FORUM ENERGY HEADQUARTERS

700 - 2nd street SW
suite 1400
Calgary, Alberta
Canada T2P 4V5

E-mail: enquiries@forumenergy.com

Website: http://www.forumenergy.com

Tel: 001-403-290-1676

Fax: 001-403-398-1382

January 20, 2005

Office of Global Security Risk

United States Security and Exchange Commission

Washington, DC 20549

Attn:	Ms. Cecilia Blye

Re: Iran

I am in receipt of your letter regarding disclosures in the Form 20-F filing of Forum Energy Corporation (“FEC” or the “Company”) for the year ended December 31, 2003, in relation to possible business dealings by FEC in Iran. In late 1998, the Company made a strategic decision to diversify its oil & gas activities away from Indonesia by investigating potential business opportunities in the petroleum sector of Iran. During the next approximately 2 ½ years, Company management made a number of trips to Iran, to meet with the National Iranian Oil Company and other groups, but no business was ever transacted. The Company did go so far as to establish a subsidiary company in Iran, but to my knowledge this was allowed to lapse during 2000 or 2001.

All in all, our efforts in Iran were futile, and the whole exercise was a waste of time and money. The Board of Directors of the Company determined by the second or third quarter of 2001 that it was futile for the Company to continue to try to undertake any business in Iran, and so we began to focus on opportunities elsewhere, such as in Turkmenistan and Nigeria. Ultimately, FEC completed the acquisition in 2003 of interests in petroleum licenses in the Philippines. The Company has no intention of returning to Iran anytime soon or in the future, to undertake any sort of business there.

If you have any questions, please feel free to contact me either via email at drr@forumenergy.com, or at 403 399 9047.

Sincerely,

FORUM ENERGY CORPORATION

David R. Robinson

President & Chief Executive Officer